Filed by Aspen Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Aspen Technology, Inc.
Commission File No.: 333-262106

The following information was posted to the Investor Relations website of Aspen Technology, Inc.

Investor Relations

S-4/A - Emersub CX, Inc.

Document Details

Form
S-4/A - Emersub CX, Inc.
Filing Date
Mar 18, 2022
Document Date
Mar 18, 2022
Filing Group
Registration Statements
Company
Aspen Technology, Inc.
Filer
Emersub CX, Inc.

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Additional Information and Where to Find It

On January 11, 2022, Emersub CX, Inc. ("Newco," or "New AspenTech" after the completion of the Transactions as defined below), a wholly owned subsidiary of Emerson Electric Co. ("Emerson"), filed with the Securities and Exchange Commission (the "SEC") a preliminary registration statement on Form S-4 (File No. 333-262106), as amended by Amendment No. 1 filed on February 22, 2022 and Amendment No. 2 filed on March 18, 2022 (the "Combined Proxy Statement/Prospectus"), in connection with the transactions contemplated by the Transaction Agreement and Plan of Merger, dated October 10, 2021, among Aspen Technology, Inc. ("AspenTech"), Emerson, Newco and certain other affiliates of Emerson (the "Transactions"). The Combined Proxy Statement/Prospectus includes the preliminary proxy statement of AspenTech and the prospectus with respect to shares of New AspenTech common stock to be issued in connection with the Transactions. The Combined Proxy Statement/Prospectus is not final and may be amended. AspenTech and Newco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Combined Proxy Statement/Prospectus or any other document which AspenTech or Newco may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, ASPENTECH STOCKHOLDERS AND PROSPECTIVE NEW ASPENTECH STOCKHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, AspenTech stockholders and prospective New AspenTech stockholders may obtain free copies of the preliminary Combined Proxy Statement/Prospectus and the final version and other documents filed with the SEC by AspenTech and/or Newco without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Emerson or AspenTech: